August 2018 Nasdaq: MESO ASX: MSB Operational Highlights and Financial Results for the Year Ending June 30, 2018 Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission Mesoblast is committed to bring to market disruptive cellular medicines to treat serious and life-threatening illnesses |

Premier global cellular medicines company

Disruptive Technology Platform[1]	Industrial Scale Manufacturing	Multiple Revenue Generating Products & Phase 3 Assets
▪ Immuno-selected, culture expanded cellular medicines ▪ Well characterized mechanisms of action targeting multiple pathways ▪ Extensive, robust IP estate ▪ Targeting the most severe disease states refractory to conventional therapies	▪ Unique cell properties enable large scale expansion and use in unrelated recipients ▪ Proprietary media formulations meet industrial scale needs ▪ 'Off the shelf' delineated products with batch to batch consistency and reproducibility	▪ 2 approved products commercialized by licensees in Japan[2] and Europe[3] ▪ 3 product candidates in U.S. Phase 3 ▪ Major near-term data readouts ▪ Revenue from approved and late-stage assets will help fund deep product pipeline

1. Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs).
2. TEMCELL® Hs Inj licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan.
3. Alofisel® licensee Takeda received first central marketing authorization (MA) approval from the European Commission (EC) for an allogeneic stem cell therapy.

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Disruptive cellular medicine technology

- STRO-1⁺ Mesenchymal Precursor Cells (MPCs) are at the apex of the hierarchy of mesenchymal lineage cells
- STRO-1/STRO-3 immuno-selection provides a homogeneous population of MPCs with receptors that respond to activating inflammation and damaged-tissue signals
- In response to activating signals present in the endogenous environment, MPCs secrete a diverse variety of biomolecules responsible for immunomodulation and tissue repair
- Targeting multiple pathways may result in greater therapeutic benefits in complex diseases mesoblast
the regenerative medicine company

1. Simmons PJ, et al, Blood. 1991;78:55-62
2. Gronthos S, et al, J Cell Sci. 2003;116(Pt 9):1827-35
3. See F, et al, J Cell Mol Med. 2011;15:2117-29
4. Psaltis PJ, et al, J Cell Physiol. 2010;223(2):530-40

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Commercial translation capabilities Technology positioned for scalable, industrialized manufacturing Immune privileged nature of mesenchymal lineage cells enables allogeneic “off the shelf” product candidates Culture expansion scalable to produce anticipated commercial quantities Management know-how in regulatory activities necessary for product approval and commercial launch If successful, we believe MSC-100-IV (remestemcel-L) will likely be the first allogeneic mesenchymal lineage cell product registered for sale in the USA | Lonza contract manufacturing facility in Singapore

IN DEVELOPMENT PLATFORM PRODUCT THERAPEUTIC AREA APPROVAL COMMERCIAL RIGHTS MSC (Bone Marrow) TEMCELL® HS Inj1 Acute GVHD Japan MSC (Adipose) Alofisel2 Perianal Fistula Global MARKETED Commercial products and clinical pipeline Using Mesoblast’s intellectual property and technology platform Mesoblast receives royalty income on sales of TEMCELL® in Japan by its licensee JCR Pharmaceuticals Co Ltd. Mesoblast will receive royalty income on world wide sales of Alofisel® in the local treatment of perianal fistulae by its licensee Takeda Pharmaceuticals . Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network. This chart is figurative and does not purport to show individual trial progress within a clinical program PLATFORM PRODUCT CANDIDATE THERAPEUTIC AREA PRE-CLINICAL PHASE 2 PHASE 3 COMMERCIAL RIGHTS MSC MSC-100-IV Acute GVHD MPC MPC-150-IM Advanced HF (Class II/III) End-Stage HF (Class III/IV)3 MPC MPC-06-ID Chronic Low Back Pain MPC MPC-300-IV Rheumatoid Arthritis Diabetic Nephropathy Includes MSC-100-IV (Crohn’s disease – biologic refractory), MPC-25-IC (Acute Cardiac Ischemia), MPC-25-Osteo (Spinal Fusion) and MPC-75-IA (Knee Osteoarthritis) TIER 1 TIER 2 1st allogeneic regen med approved in Japan 1st allogeneic regen med approved in Europe

Tasly Pharmaceuticals to receive exclusive rights and will fund all development, manufacturing and commercialization activities for MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction in China Mesoblast to receive US$40 million on closing US$20 million upfront technology access fee US$20 million in equity at AU$1.86 per share Mesoblast to receive US$25 million on product regulatory approvals in China Mesoblast will receive double-digit escalating royalties on net product sales and six escalating milestone payments upon product candidates reaching certain sales thresholds in China Partners will leverage each other’s clinical trial results to support their respective regulatory submissions in the US and China Strategic partnership in cardiology in China Transaction approved by Tianjin Bureau of Ministry of Commerce and Tianjin Bureau of National Development Reform Commission, subject to filing with State Administration of Foreign Exchange

Financials |

Significant increase in revenue Revenue for the year ending June 30, 2018 (US$m) For the year ending June 30, 2018 June 30, 2017 $Change % Commercialization revenue 3.6 1.4 2.2 152% Milestone revenue 13.3 0.5 12.8 NM Interest revenue 0.4 0.5 (0.1) (22%) Total revenue 17.3 2.4 14.9 NM 2018 revenue increased by US$14.9 million vs 2017 revenue due to: 152% increase in commercialization revenue from royalty income on sales of TEMCELL® 1 HS. Inj. An upfront payment of US$5.9 million (€5.0 million) received upon execution of our patent license agreement with TiGenix NV (now fully owned by Takeda Pharmaceuticals) in December 2017 A future payment from Takeda of US$5.9 million (€5.0 million), due by December 2018, was recognized in FY 2018 An increase of US$1.0 million in sales milestones recognized on sales of TEMCELL 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

Significant reduction in loss after tax Profit and Loss for the year ending June 30, 2018 (US$m) For the year ending June 30, 2018 June 30, 2017 $Change % Total revenue 17.3 2.4 14.9 NM Research and development (65.9) (58.9) (7.0) 12% Manufacturing (5.5) (12.1) 6.6 (54%) Management & administration (21.9) (23.0) 1.1 (5%) Contingent consideration 10.5 (0.1) 10.6 NM Other operating income & expenses 1.3 1.5 (0.2) (12%) Finance costs (1.8) - (1.8) NM Loss before tax (66.0) (90.2) 24.2 (27%) Income tax benefit 30.7 13.4 17.3 NM Loss after tax (35.3) (76.8) 41.5 (54%) Loss after tax reduced by US$41.5 million (54%) for the year ended June 30, 2018 versus the comparative period of FY17 due to: Increased revenue Reduced spend on manufacturing for R&D Non-cash items including an income tax benefit from the revaluation of deferred tax assets and liabilities after US corporate tax rates changes

Significant reduction in operating cash outflows Cash flow highlights (US$m) For the year ending June 30, 2018 June 30, 2017 $Change %Change Operating net cash outflows (75.0) (95.5) 20.5 (21%) Investing net cash (outflows)/inflows (1.2) 0.1 (1.3) NM Financing net cash inflows 68.6 60.0 8.6 14% Forex (0.5) 0.2 (0.7) NM Net increase/(decrease) in cash (8.1) (35.2) 27.1 (77%) Operating net cash outflows reduced by 21% for the year ended June 30, 2018 versus the prior period due to increased revenue and decreased spend on manufacturing for R&D

Cash position strengthened through strategic transactions

Balance sheet cash (US$m)

	June 30, 2018	June 30, 2017	$Change
Reported Cash on Hand	37.8	45.8	(8.0)
NovaQuest financing agreement	39.0	-	39.0
Tasly strategic alliance	40.0	-	40.0
Pro forma Cash on Hand	**116.8**	**45.8**	**71.0**

- Pro forma Cash on Hand at June 30 includes material financing and partnering agreements executed prior to reporting date
- US$39 million cash received in July 2018 from NovaQuest Capital Management through a strategic financing agreement
- US$40 million to be received at closing from Tasly Pharmaceutical Group through a strategic alliance executed in July 2018. This transaction has received certain government approvals from the People's Republic of China and is subject to filing with the State Administration of Foreign Exchange
- An additional US$50 million may be available under existing arrangements with Hercules Capital and NovaQuest, subject to achievement of certain milestones

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Strategic financing transactions US$75 million non-dilutive, four-year credit facility US$35 million drawn on closing in March 2018 US$15 million may be drawn on or before Q4 CY2018, and a further US$25 million on or before Q3 CY2019, as certain milestones are met Interest 9.95% per annum with interest only period up to 30 months upon satisfaction of certain conditions | US$40 million non-dilutive, eight-year credit facility and US$10 million equity investment in June 2018 US$30 million drawn and US$10 million equity at closing Interest only period 48 months Interest and principal payments deferred until after first commercial sale of remestemcel-L for pediatric patients with steroid-refractory acute Graft versus Host Disease Interest 15% per annum, payable from product sales No warrants with either facility; NovaQuest is subordinated to the senior creditor Hercules

MSC-100-IV (remestemcel-L) for Steroid-Refractory Acute Graft vs Host Disease |

Minimal Treatment Options Market Opportunity Burden of Illness aGVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMT)1 Steroid-refractory aGVHD is associated with mortality rates as high as 95%1 and significant extended hospital stay costs2 There are no approved treatments for SR-aGVHD outside Japan In Japan, Mesoblast’s licensee has received the only product approval for SR-aGVHD in both children and adults ~30,000 allogeneic BMTs performed globally (~20K US/EU5) annually, ~22% pediatric3,4 Our licensee, JCR Pharmaceuticals Co., Ltd launched TEMCELL® HS Inj.5 in Japan for SR-aGVHD in 2016; reimbursed up to ~$USD195k6 USD $700m US/EU5 market opportunity. Remestemcel-L (MSC-100-IV): market opportunity for acute Graft Versus Host Disease (aGVHD) 1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Anthem-HealthCore/Mesoblast claims analysis (2016). Data on file 3. Gratwohl A et al Quantitative and qualitative differences in use and trends of hematopoietic stem cell transplantation: a Global Observational Study. Haematologica. 2013 Aug;98(8):1282-90. 4. CIBMTR, Decision resources GVHD Epi Nov 2012. 5. TEMCELL is the registered trademark of JCR Pharmaceuticals Co. Ltd. 6.Based on a ¥JPY = $USD 0.009375 spot exchange rate on as of the market close on November 11, 2016. Amounts are rounded. Source: Bloomberg. |

Operational Update: MSC-100-IV (remestemcel-L) product candidate for steroid refractory aGVHD | Phase 3 study evaluated remestemcel-L in 55 children to improve overall response rate and survival 89% of children had grade C/D disease, the most severe form and historically associated with up to 90% mortality Study successfully met the primary endpoint of improved Day 28 Overall Response (OR) 69% vs 45% protocol-defined historical control rate (p=0.0003) Day 100 Overall Survival 75%, with 87% survival in Day 28 responders Day 180 survival results expected shortly Remestemcel-L safe and infusions well tolerated1 Findings consistent with previous results in 241 SR-aGVHD children under expanded access who failed to respond to multiple biologic agents2 Data on file from Protocol 280 Clinical Study Reports. Kurtzberg J. et al. Effect of Human Mesenchymal Stem Cells (remestemcel-L) on Clinical Response and Survival Confirmed in a Large Cohort of Pediatric Patients with Severe High-Risk Steroid-Refractory Acute Graft Versus Host Disease. BBMT. 2016; 22.

GVHD pathway to market Regulatory Final preparations for Biologics License Application (BLA) filing underway Expected pre-BLA meeting Q4 CY2018 Fast Track designation allows eligibility for priority review and rolling BLA review process Commercial Parallel track commercial planning for pricing, reimbursement and product launch Using real-world sales data of TEMCELL® in Japan to inform commercial strategy for the US 152% increase in annual royalty income on TEMCELL® sales in Japan Rapid penetration of addressable market within two years of launch

MPC-150-IM for Chronic Heart Failure |

MPC-150-IM: Targeting patients with advanced and end-stage heart failure


Treatment Pathway in Progressive Heart Failure1
Early
ACEI or ARB
Statins
Beta blockers
Re-vascularization or valvular surgery
Pharmacological Add-on
Diuretics for fluid retention
Aldosterone antagonists
Hydralazine / isosorbide dinitrate
Digitalis
New Oral Therapies2
If ACEI / ARB tolerated, sacubitril/valsartan
If HR > 70 BPM, ivabradine
MPC-150-IM targets Advanced and End-Stage HF patients3
Advanced
End-Stage
Limited Therapeutic Options
Cardiac Resynchronization Therapy (CRT)
Implantable Cardioverter-Defibrillator (ICD)
LVAD
Heart transplants
Class I
Heart Failure Disease Progression
Class IV

1. Source: Simon-Kucher & Partners 2017. Primary research 2017; Payers n=35, KOLs n=15, Cath lab managers n=4.
2. Corlanor® (ivabradine) approved by FDA (April 2015). ENTRESTO® (sacubitril/valsartan) approved by FDA (July 2015).
3. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012; Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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MPC-150-IM: End-stage heart failure market opportunity

Burden of Illness/Limited Options

- 50k patients/year in the United States alone have end-stage heart failure[1]
- 1-year mortality exceeds 50% in these patients
- Only ~2K heart transplants are performed in U.S. annually due to limited donors[2]
- LVADs have improved survival, but has high morbidity and 1-year mortality 20-30%[1]

Unmet Need

- Reduce morbidity of LVAD therapy (e.g. reduce GI bleeding)
- Strengthen native heart muscle sufficiently to explant LVAD
- Increase the number of LVADs implanted/year (currently <5K due to high morbidity and no option to explant temporary LVAD)

Market Opportunity

- US LVAD market growing double-digit CAGR[4]
- US targeted commercial footprint (top 40 centers represent 75% of volume) provides low cost market entry[3]
- **USD >$500m US market opportunity**



1.Gustafsson G, Rogers J. (2017) Left ventricular assist device therapy in advanced heart failure: patient selection and outcomes. European Journal of Heart Failure 19, 595-602., 2. Agency for Healthcare Research and Quality: HCUPnet: ICD-9 principal procedure code 27.51 2014., 3. Medicare provider charge inpatient-DRGALL-FY2014., 4. St. Jude Medical-2016-analyst and investor day.

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MPC-150-IM: End-stage heart failure clinical strategy 159-patient, double-blind, placebo-controlled 2:1 randomized Phase 2b trial, evaluating safety and efficacy of a single injection of MPC-150-IM into the native myocardium of LVAD recipients Study funded by the US National Institutes of Health (NIH) and Canadian Health of Research Institute, and conducted by the NIH-funded Cardiothoracic Surgical Trials Network (CTSN) Study Endpoints: Safety, including GI bleeding Number of temporary weans from LVAD tolerated through 6 months Time to re-hospitalization (through 12 months) Patient survival (through 12 months) Enrollment completed in Q3 CY2017 12 month database lock in Q3 CY2018 Full trial results to be presented at upcoming major cardiovascular conference Mesoblast is in active discussions with the FDA on the regulatory pathway under the Regenerative Medicine Advanced Therapies (RMAT) designation granted in December 2017

MPC-150-IM: Advanced heart failure market opportunity

Burden of Illness/Limited Options

- Est. >8 million patients with chronic heart failure by 2030 in US alone
- 17-45% globally die within 1 year of hospital admission[1]
- Majority of advanced heart failure patients die within 5 years[1]
- Despite recent advances in newly approved drugs, limited treatment options are available for patients with advanced heart failure[2]

Unmet Need

- New therapies to reduce hospitalizations and mortality in patients with advanced heart failure who have failed other therapies
- Greatest need is in NYHA class III/IV where event rate is highest

Market Opportunity

- US healthcare costs for NYHA class II-IV patients $115bn/year
- Hospitalizations account for ~69% of expenditure[3-5]
- **Multi-billion dollar annual market opportunity in US for a new treatment that reduces hospitalizations in advanced heart failure**


Normal Heart


Systolic Heart Failure
Less blood pumped out of ventricles
Weakened heart muscle can't squeeze as well

1. Heart Failure: Preventing disease and death worldwide – European Society of Cardiology 2014., 2. ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure., 3. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. The American Journal of Medicine. 2013;126(5):393-400. Derived by applying a HF-REF prevalence rate of 32.6% to the U.S. rate of 5.7m U.S. patients., 4.A Reevaluation of the Costs of Heart Failure and its Implications for Allocation of Health Resources in the United States. Voigt J. Clinl.Cardiol. 37, 5, 312-321 (2014)., 5.The Medical and Socioeconomic Burden of Heart Failure: A Comparative Delineation with Cancer. Dimitrios, F. International Journal of Cardiology (2015), doi: 10.1016/j.ijard.2015.10.172.

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MPC-150-IM: Phase 3 trial in patients with advanced heart failure 85% of patients enrolled in this events-driven Phase 3 trial Enrollment completion targeted by end CY18 Pre-specified interim futility analysis of the efficacy endpoint in the first 270 patients successfully achieved in April 2017 Data Monitoring Committee recommended continuation of the trial without modification after a scheduled review of available data from 465 randomized patients, including the primary and secondary endpoints of HF-MACE, terminal cardiac events, and all safety data in April 2018 Plan to leverage results with additional clinical data from global trials performed by strategic partners |

MPC-06-ID for Chronic Low Back Pain due to Disc Degeneration |

MPC-06-ID: Chronic low back pain due to degenerative disc disease

Burden of Illness
- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population

Minimal Treatment Options
- Treatment options for patients with CLBP who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for chronic low back pain (CLBP)

Unmet Need
- Disease modifying therapy for durable improvement in pain and function
- Potential to prevent progression to opioid use or surgical intervention

Market Opportunity
- MPC-06-ID targets over ~3.2m patients CLBP due to degenerative disc disease (DDD) in US alone[2,3,4]
- **Annual US market opportunity >USD 1 billion**



Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5

Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Decision Resources: Chronic Pain December 2015., 3. LEK & NCI opinion leader interviews, and secondary analysis., 4. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014.

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MPC-06-ID: Phase 3 trial in patients with chronic low back pain | Phase 3 study completed enrollment in March 2018 Over 400 patients were enrolled at 48 sites across the US and Australia Patients randomized 1:1:1 to receive saline, 6-million MPCs with hyaluronic acid and 6-million MPCs without hyaluronic acid Primary efficacy composite endpoint requires a patient to achieve: Reduction in pain (50% decrease in Visual Analog Score) and improvement in function (15 point improvement in as measured by the Oswestry Disability Index) No additional intervention at the treated level through 24 months Primary endpoint at 12 and 24 months

Milestones |

CY 2018 corporate milestones MSC-100-IV for Acute Graft versus Host Disease Successfully met Day 28 primary end point pediatric Phase 3 trial (Q1 CY18) Day 100 survival/safety data pediatric Phase 3 trial (Q2 CY18) Day 180 survival/safety data pediatric Phase 3 trial (Q3 CY18) Pre-BLA meeting (Q4 CY18) MPC-150-IM for Advanced and End-Stage Heart Failure Phase 2b trial full 12 month database lock in end-stage heart failure patients with LVADs (Q3 CY18) Phase 2b results presentation expected at major cardiovascular conference (Q4 CY18) Phase 3 trial in advanced heart failure enrollment completion (H2 CY18) MPC-06-ID for Chronic Low Back Pain Phase 3 trial completed enrollment (Q1 CY18) Completed non-dilutive transactions for commercialization of MSC-100-IV (remestemcel-L) Establish regional commercial partnerships Establish global commercial partnerships

Questions? |